DORATO RESOURCES INC.

(A Development Stage Company)

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

email:  ajd@harbourpacific.com

Interim Financial Statements

For the nine months ended October 31, 2006 and October 31, 2005

(Stated in US Dollars)

(Unaudited)

(Prepared by Management)

The accompanying unaudited interim consolidated financial statements of Dorato Resources Inc. for the nine months ended October 31, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM BALANCE SHEETS

October 31, 2006 and 2005

(Stated in US Dollars)

(Unaudited)

	October 31,	January 31,
ASSETS	2006	2006
Current
Cash	$ 397,106	$ 1,451
Amount receivable	1,443	1,820
Prepaid expenses	734	992

	399,283	4,263

Equipment – Note 3	1,085	1,950

	$ 400,368	$ 6,213

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 4	$ 14,311	$ 16,240
Due to related parties – Note 4	-	193,399
Loans payable	-	6,515

	14,311	216,154

STOCKHOLDERS' EQUITY( DEFICIENCY)
Capital stock - Note 5
Authorized:
100,000,000 common shares without par value
Issued:
4,618,187 common shares (2005: 1,262,562 common shares)	5,881,373	5,212,211
Deficit accumulated during the development stages	(5,451,524)	(5,383,958)
Accumulated other comprehensive loss	(43,792)	(38,194)

	386,057	(209,941)

	$ 400,368	$ 6,213

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS

for the nine months ended October 31, 2006, and 2005

and February 1, 1997 (Date of Inception of Development Stage) to October 31, 2006

(Stated in US Dollars)

(Unaudited )

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2006	2005	2006	2005	2006

General and Administrative Expenses
Amortization of capital assets	$ 293	$ 345	$ 865	$ 999	$ 15,543
Automobile expenses	-	-	-	-	1,672
Consulting fees – Note 5	6,689	6,843	19,920	19,106	386,273
Filing fees	610	1,409	8,534	5,679	52,795
Insurance	-	-	-	-	1,318
Interest and bank charges	(12,707)	-	-	-	-
Management fees	-	-	-	-	87,486
Office and general	2,776	306	7,846	2,670	154,035
Printing	-	-	-	-	6,989
Professional fees – Note 5	6,022	3,086	17,321	12,467	246,389
Product marketing	-	-	-	-	46,315
Rent	3,099	3,069	9,185	8,586	120,805
Telephone	-	-	-	-	42,922
Transfer agent fees	1,196	700	5,128	2,746	34,491
Travel and entertainment	-	1,193	-	1,193	46,006
Website maintenance	-	-	-	-	51,311

Loss before non-operating items	(7,978)	(16,951)	(68,799)	(53,446)	(1,294,350)

Non-operating items
Gain on settlement of accounts payable	-	-	-	-	15,833
Equity share of loss from investment	-	-	-	-	(113,963)
Loss on write-down of investment	-	-	-	-	(112,402)
Gain on sale of subsidiary	-	-	-	-	200
Interest income	1,233	-	1,233	1	4,813
Severance pay	-	-	-	-	(50,000)
Loss on disposal of capital assets	-	-	-	-	(4,318)

	1,233	-	1,233	1	(259,837)

Loss from continuing operations	(6,745)	(16,951)	(67,566)	(53,445)	(1,554,187)
Loss from discontinued operations – Schedule 1	-	-	-	-	(546,870)

Net loss for the period	(6,745)	(16,951)	(67,566)	(53,445)	(2,101,057)
Other comprehensive income (loss):
Foreign currency adjustments	(296)	(5,574)	(5,598)	(7,673)	(43,792)

SEE ACCOMPANYING NOTES

Cont’d.

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS

for the nine months ended October 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to October 31, 2006

(Stated in US Dollars)

(Unaudited)

February 1, 1997
(Date of Incep-
tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2006	2005	2006	2005	2006

Comprehensive loss	$ (7,041)	$ (22,525)	$ (73,164)	$ (61,118)	$ (2,144,849)

Loss per share from continuing operations	$ (0.000)	$ (0.00)	$ (0.04)	$ (0.02)

Loss per share from discontinued operations	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Basic loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average shares outstanding	1,673,498	2,525,124	1,673,498	2,525,124

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the nine months ended October 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to October 31, 2006

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2006	2005	2006	2005	2006

Cash flow used in operating activities
Comprehensive loss for the year from continuing operations	$ (6,745)	$ (16,951)	$ (67,566)	$ (53,445)	$ (1,554,187)
Items not involving cash:
Amortization of capital assets	293	345	865	999	15,543
Donated interest expense	(12,608)	-	-	-	-
Foreign exchange	-	-	-	-	(12,106)
Loss on disposal of capital assets	-	-	-	-	4,318
Gain on settlement of accounts payable	-	-	-	-	(15,833)
Equity share of loss (income) from investment	-	-	-	-	113,963
Gain on sale of subsidiary	-	-	-	(1)	(200)
Loss on write-down of investment	-	-	-	-	112,402
Changes in continuing operations non-cash working capital balances consist of:
Accounts receivable	(52)	123	377	245	(25,838)
Due from related parties	-	-	-	-	(645,299)
Prepaid expenses	-	35	258	(197)	(3,884)
Accounts payable	(4,370)	1,173	(1,929)	(10,310)	39,715
Advances to subsidiary	-	-	-	-	(81,556)
Due to related parties	(242,349)	21,722	(193,399)	71,489	77,478

Net cash used in operating activities	(265,831)	6,447	(261,394)	8,780	(1,975,484)

Cash flow used in investing activities:
Acquisition of investment	-	-	-	-	(488,424)
Proceeds on disposal of capital assets	-	-	-	-	5,210
Proceeds on sale of subsidiary	-	-	-	-	200
Purchase of capital assets	-	-	-	-	(21,064)
Advance receivable	-	-	-	-	1,124

Net cash provided by (used in) investing activities	-	-	-	-	(502,954)

Cash flow provided by financing activity:
Common shares issued for cash	669,162	-	669,162	-	2,520,151
Loans payable	(6,671)	238	(6,515)	327	-
Net cash provided by financing activity	662,491	238	662,647	327	2,520,151

Effect of foreign currency translation	(296)	(5,574)	(5,598)	(7,673)	(43,792)

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the nine months ended October 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to October 31, 2006

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2006	2005	2006	2005	2006

Increase(Decrease) in cash during the year from continuing operations	396,364	1,111	395,655	1,434	(2,079)
Cash flows from discontinued operations	-	-	-	-	395,272

Net increase in cash	396,364	1,111	395,655	1,434	393,193
Cash, beginning of the period	742	383	1,451	60	3,913

Cash, end of the period	$ 397,106	$ 1,494	$ 397,106	$ 1,494	$397,106

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2006

 (Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2006

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-		-		3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294		-	287,294
Share purchase options	4,812	14.36	69,130		-	69,130
Share subdivision – 2 shares for 1 share	-		-		-
Issued for cash:
Private placement	15,625	11.49	179,559		-	179,559
Net loss for year	-		-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-		-	-	(12,347)	(12,347)

SEE ACCOMPANYING NOTES

…/Cont’d

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2006

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)	-	(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	189,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2006

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Issued for cash:
Private placement	125,000	2.00	247,316	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	98,106
Escrow cancellation	(938)		-	-	-	-
Net loss for the year	-		-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211	(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	(5,383,958)	(38,194)	(209,941)
Issued for cash:
Private placement	2,200,000	0.1994	438,713	-	-	438,713
Debt settlement	1,155,625	0.1994	230,449	-	-	230,449
Net loss for the period	-		-	(67,566)		(67,566)
Other comprehensive income for the period	-		-	-	(5,598)	(5,598)
Balance, October 31, 2006	4,618,187		$ 5,881,373	$ (5,451,524)	$ (43,792)	$ 386,057

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

October 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 1

Interim Reporting

While the information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's January 31, 2006 annual financial statements. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company's January 31, 2006 annual financial statements.

Note 2

Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At October 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,451,524 since its inception, has a working capital surplus $384,016 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 3

Disposition of Investments

By an asset purchase agreement dated March 31, 2005, the Company sold to a related company its 46.67% interest in iNoize.com Software Ltd. ("iNoize"), represented by 4,375,000 class B voting shares of Inoize and 100% of the shares of its wholly-owned subsidiary, Jackalope Audio Inc. In addition the Company assigned to this related company its rights under a license agreement dated November 15, 2000 and amended June 30, 2001 between iNoize and the Company and its rights under a shareholders' agreement dated September 28, 2000 between iNoize and the Company. This company is related as the controlling shareholder of the assignee is a director of the Company. As consideration, the Company received $1 and the Assignee assumes all debts and liabilities related to the above investments and agreements.

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

October 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 4

Related Party Transactions – Notes 3 and 6

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

	Three months ended		Nine months ended		February 1, 1997 (Date of Inception of Development Stage) to
	October 31,		October 31,		October 31,
	2006	2005	2006	2005	2006
Consulting fees	$ 6,689	$ 6,843	$ 19,920	$ 19,106	$ 338,806
Donated interest expense	(12,707)	-	-	-	-
Management fees	-	-	-	-	87,486
Office and general	-	-	-	-	5,387
Professional fees	900	780	2,500	2,180	43,303
Severance pay	-	-	-	-	50,000
	$ (5,118)	$ 7,623	$ 22,420	$ 21,286	$ 524,982

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable at October 31, 2006 is $Nil (January 31, 2006: $1,338) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Note 5

Capital Stock

On April 24, 2006, the Company changed its name from Quest Ventures Inc. to Dorato Resources Inc. and consolidated its issued common shares on the basis of two old shares for one new share. The number of shares referred to in these financial statements have been restated wherever applicable to give retroactive effect to this share consolidation.

i) Authorized:
100,000,000 common shares without par value
ii) Issued:	Number	$
Balance, January 31, 2006	1,262,562	5,212,211
Issuance of shares : -
Private placements	2,200,000	438,713
Debt settlement	1,155,625	230,449

Balance, October 31, 2006	4,618,187	5,881,373

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

October 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 5

Capital Stock (Continued)

i)

The Company issued 2,200,000 common shares at CDN $0.225 per share for private placement. Private placement consist of 2,200,000 units at $0.225CDN $ per unit. Each unit consists of one common share and one share purchase warrant . Each warrant entitles the holder thereof to purchase one additional common share of the Company at $0.30 per share for a period of one year, expiring September 27,2007.

ii)

The Company issued 1,155,625 common shares of the Company at CDN$0.225 per share to directors of the Company in settlement of outstanding debts totalling CDN$260,015;

Note 6

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the nine months ended October 31, 2006, the Company sold its interest in iNoize and Jackalope Audio Inc. for $1 to a Company having a common director with the Company. This amount was offset to due to related parties.

This transaction has been excluded from the statements of cash flows.

Note 7

Other

As a result of the Company’s continuation of its incorporation from Wyoming into British Columbia and as it meets the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing as a domestic issuer under Section 13 or 15(d) the Exchange Act, the Company will now be filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.